KW 3/12

[redacted]

12014055

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
123

SEC FILE NUMBER
8- 42370

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Winzenburg & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2530
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Starshak (312-444-9367)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC
(Name – *if individual, state last, first, middle name*)

585 Bank Lane	Lake Forest	Illinois	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Starshak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starshak Winzenburg & Co., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DANICA MUNSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/12/13

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

February 7, 2012

Mr. Joseph Starshak
Starshak Winzenburg & Co.
55 West Monroe Street, Suite 2530
Chicago, IL 60603-5008

Dear Joe:

In planning and performing our audit of the financial statements of Starshak Winzenburg & Co. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered Starshak Winzenburg & Co.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Financial Statements

It has been the custom for the CPA firm at year end to prepare the financial statements and related disclosures.

This communication is intended solely for the information and use of management, the Board of Directors of Starshak Winzenburg & Co., and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC
Lake Forest, Illinois
February 7, 2012

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

February 7, 2012

Mr. Joseph Starshak
Starshak Winzenburg & Co.
55 West Monroe Street, Suite 2530
Chicago IL, 60603-5008

We have audited the financial statements of Starshak Winzenburg & Co. for the year ended December 31, 2011, and have issued our report thereon dated February 7, 2012. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated December 9, 2011. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Starshak Winzenburg & Co. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's determination that an allowance for doubtful accounts is not required is based on management's knowledge of customers with outstanding receivables at December 31, 2011. We evaluated the key factors and assumptions used to develop this estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosure affecting the financial statements was:

> The computation of Net Capital in Schedule I of the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. In addition, none of the misstatements detected as a result of audit procedures and corrected by management were material, either individually or in the aggregate, to the financial statements taken as a whole.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 7, 2012.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquires of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Board of Directors and management of Starshak Winzenburg & Co. and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

STARSHAK WINZENBURG & CO.

FINANCIAL STATEMENTS
DECEMBER 31, 2011

TOGETHER WITH AUDITOR'S REPORT

PASQUESI
SHEPPARD LLC
ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT AUDITOR

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

We have audited the accompanying Statement of Financial Condition of STARSHAK WINZENBURG & CO. as of December 31, 2011, and the related Statements of Operations, Changes in Stockholder's Equity and Cash Flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

February 7, 2012

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		$ 63,601
Accounts receivable		14,420
Prepaid expenses		12,204
Total current assets		$ 90,225
FIXED ASSETS:		
Office equipment	$ 67,639	
Less — Accumulated depreciation	(59,425)	8,214
OTHER ASSETS:		
NASD and security deposits		5,249
Total assets		$ 103,688

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		$ 10,532
Accrued expenses		6,060
Client deposits		35,140
Total current liabilities		$ 51,732
STOCKHOLDER'S EQUITY:		
Common stock – 5,000 shares authorized with no par value; 2,968 shares issued and outstanding	$ 50,500	
Additional paid-in capital	357,917	
Retained deficit	(356,461)	51,956
Total liabilities and stockholder's equity		$ 103,688

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

REVENUE:		
Investment banking revenue and advisory fees		$ 229,851
Interest income		2
Rental income		18,000
Total revenue		$ 247,853
OPERATING EXPENSES:		
Salaries, wages and staffing expenses	$ 220,030	
Payroll taxes and expenses	15,928	
Insurance	35,726	
Sub-contractors fees	300	
Occupancy expense	64,394	
Computer and office supplies	4,027	
Depreciation	4,415	
Telephone	8,998	
Postage and delivery	1,718	
Dues and subscriptions	42,129	
Professional fees	19,149	
Regulatory fees, taxes and license expenses	6,602	
Education meetings and expenses	3,450	
Travel expenses	23,645	
Bad debt recovery	(19,104)	
Advertising	4,186	
Meals and entertainment	14,444	
Donations	3,350	
Miscellaneous	501	453,888
NET LOSS		$ (206,035)

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2011

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2011	$ 50,500	$ 182,917	$ (150,426)	$ 82,991
Contributions	-	175,000	-	175,000
Net loss	-	-	(206,035)	(206,035)
Balances at December 31, 2011	$ 50,500	$ 357,917	$ (356,461)	$ 51,956

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (206,035)
Adjustments to reconcile net loss to net cash used for operating activities —	
Depreciation	4,415
Impact from changes in cash and cash equivalents —	
Accounts receivable	15,740
Prepaid expenses	2,089
Other assets	(119)
Accounts payable	744
Accrued expenses	(5,155)
Client deposits	(1,417)
Net cash used for operating activities	$ (189,738)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions to additional paid-in capital	175,000
NET DECREASE IN CASH	$ (14,738)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	78,339
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 63,601

The accompanying notes are an integral part of this financial statement.

(1) DESCRIPTION OF COMPANY AND SIGNIFICANT ACCOUNTING POLICIES:

Description of Company –

Starshak Winzenburg & Co. (the Company) is a private investment banking company that provides financial advisory services. Assignments include corporate finance engagements in which companies seek to raise debt and equity capital, restructure current obligations, acquire or divest assets, or request assistance with other financial issues. The Company also assists governmental and not-for-profit organizations in securities transactions and restructuring obligations. The Company is a member of the Financial Industry Regulatory Authority, the Municipal Securities Rulemaking Board, and the Securities Investor Protection Corporation and is a registered broker/dealer with the Securities and Exchange Commission.

Income Recognition –

Investment banking revenue includes fees arising from securities offerings in which the Company offers advisory services and fees earned from merger-and-acquisition and financial restructuring advisory services. The Company also provides other financial services, such as providing financial fairness opinions and constructing specialized financial models for clients. Rental income is generated from sub-leased real property. All sales are recorded on settlement date. Advisory fees and rental income are recognized as earned.

Cash and Cash Equivalents –

For purposes of the Statement of Cash Flows, the Company considers all unrestricted highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Financial Instruments –

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables.

The Company derived 66% of its sales from three clients for the year ended December 31, 2011. The balance due from two clients accounted for 91% of the total outstanding accounts receivable at December 31, 2011.

Accounts Receivable –

Management closely monitors outstanding accounts receivable and charges off to expense any past due balances that are determined uncollectible. The Company deems accounts past due based on their contractual terms.

At December 31, 2011, the Company considered all remaining accounts receivable to be fully collectible. Accordingly, the Company has not included a provision for uncollectible accounts. In 2011, there was a $19,104 recovery of bad debt which was derived entirely from one client.

Fixed Assets –

Fixed assets are stated at cost. The Company uses a threshold of $1,000 for capitalizing assets. Depreciation is calculated over the estimated useful lives of the assets using the straight-line method. The estimated useful life of office equipment is three to seven years, depending on the asset.

Income Taxes –

The Company has elected to be treated as an S Corporation under the Internal Revenue Code. Accordingly, there is no provision for federal or state income taxes since such taxes are the liability of the individual stockholder.

Accounting For Uncertainty in Income Taxes –

U.S. generally accepted accounting principles (GAAP) imposes a threshold for determining when uncertain tax positions should be disclosed or recorded. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Management has determined that all of the Company's tax positions have a greater than 50 percent chance of being sustained if a taxing authority were to examine the positions. As such, management has not disclosed or recorded any uncertain tax positions in the financial statements.

Use of Estimates –

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(2) LEASE COMMITMENT:

The Company leases its office and storage facilities under a non-cancelable operating lease which expires on May 31, 2013. The lease provides for a monthly minimum rental and requires the Company to pay its share of taxes and expenses.

Total future minimum rent payments subsequent to December 31, 2011 are as follows:

2012	$ 44,514
2013	18,904
	$ 63,418

Rent expense, including taxes and expenses, was $63,396 in 2011.

(3) NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform New Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (and the FINRA rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company had net capital (as defined under Rule 15c3-1) of $11,669 which was $6,669 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital at December 31, 2011 was 443%. These amounts are not materially different from the unaudited amounts submitted in the FOCUS report for the year ended December 31, 2011.

(4) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to December 31, 2011, to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through February 7, 2012, the date which the financial statements were available to be issued.

STARSHAK WINZENBURG & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

NET CAPITAL:	
Total stockholder's equity from Statement of Financial Condition	$ 51,956
Deduction and/or charges –	
Nonallowable assets from Statement of Financial Condition:	
Petty cash	$ 200
Accounts receivable	14,420
Prepaid expenses	12,204
Fixed assets, net	8,214
NASD and security deposits	5,249
Total nonallowable assets	$ 40,287
Net capital	$ 11,669
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness liabilities from Statement of Financial Condition	$ 51,732
Percentage of aggregate indebtedness to net capital	443%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital requirement (6 - 2/3% of total aggregate indebtedness)	$ 3,449
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$ 5,000
Excess net capital (net capital less required net capital)	$ 6,669
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 5,669

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2011.

The accompanying notes are an integral part of this schedule.

STARSHAK WINZENBURG & CO.

SCHEDULE II

REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2011

The schedules for Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3 are inapplicable to Starshak Winzenburg & Co. because the Company is exempt under the exemptive provision section of Rule 15c3-3(k)(2)(i), (Special Account For the Exclusive Benefit of Customers Maintained).

The Company complied with the conditions of the exemption during the audit period.

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

STARSHAK WINZENBURG & CO.

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2011

(FILED PURSUANT TO SEC RULE 17a-5)

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

BOARD OF DIRECTORS
STARSHAK WINZENBURG & CO.
CHICAGO, ILLINOIS

In planning and performing our audit of the financial statements of STARSHAK WINZENBURG & CO. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we did identify a deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 7, 2012.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

February 7, 2012